Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying separate financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate statements of financial position as at December 31, 2016 and 2015, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2017

This report is effective as of March 8, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Assets
Due from banks	5,30	￦	42	500,815
Trading assets	6		195,026	517,597
Loans	7,30		934,664	1,234,622
Property and equipment	8		877	768
Intangible assets	9		5,659	4,383
Investments in subsidiaries	10		25,703,159	25,203,159
Deferred tax assets	27		4,307	4,596
Other assets	11,30		351,873	209,547

Total assets		￦	27,195,607	27,675,487

Liabilities
Borrowings	12	￦	5,000	5,000
Debt securities issued	13		6,583,308	6,642,830
Liabilities for defined benefit obligations	14		4,158	3,855
Other liabilities	15,30		385,280	242,816

Total liabilities			6,977,746	6,894,501

Equity	16
Capital stock			2,645,053	2,645,053
Hybrid bonds			498,316	736,898
Capital surplus			9,494,842	9,494,842
Capital adjustments			(1,418)	—
Accumulated other comprehensive loss			(4,901)	(4,501)
Retained earnings			7,585,969	7,908,694

Total equity			20,217,861	20,780,986

Total liabilities and equity		￦	27,195,607	27,675,487

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share data)	Note	2016		2015
Interest income	30	￦	37,192	58,872
Interest expense			(197,519)	(241,312)

Net interest expense	18		(160,327)	(182,440)

Fees and commission income	30		46,713	70,024
Fees and commission expense			(167)	(121)

Net fees and commission income	19		46,546	69,903

Dividend income	20,30		1,646,139	1,063,347
Net trading income	21		9,774	9,706
Reversal of (provision for) credit losses	22,30		106	(2)
General and administrative expenses	23,30		(71,389)	(68,423)

Operating income			1,470,849	892,091
Non-operating expense	25		(183)	(317)

Profit before income taxes			1,470,666	891,774
Income tax expense (benefit)	27		416	(1,267)

Net profit for the year			1,470,250	893,041
Other comprehensive income (loss) for the year, net of income tax	16
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(400)	287

Total comprehensive income for the year		￦	1,469,850	893,328

Basic and diluted earnings per share in won	16,28	￦	2,985	1,680

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2015	￦	2,645,053	537,443	9,494,842	—	(4,788)	7,562,569	20,235,119
Total comprehensive income for the year:
Net profit for the year		—	—	—	—	—	893,041	893,041
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	—	287	—	287

		—	—	—	—	287	893,041	893,328

Transactions with owners:
Dividends		—	—	—	—	—	(512,428)	(512,428)
Dividend to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455

		—	199,455	—	—	—	(546,916)	(347,461)

Balance at December 31, 2015	￦	2,645,053	736,898	9,494,842	—	(4,501)	7,908,694	20,780,986

	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2016	￦	2,645,053	736,898	9,494,842	—	(4,501)	7,908,694	20,780,986
Total comprehensive income for the year:
Net profit for the year		—	—	—	—	—	1,470,250	1,470,250
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	—	(400)	—	(400)

		—	—	—	—	(400)	1,470,250	1,469,850

Transactions with owners:
Dividends		—	—	—	—	—	(630,978)	(630,978)
Dividend to hybrid bonds		—	—	—	—	—	(36,091)	(36,091)
Redemption of hybrid bonds			(238,582)		(1,418)	—	—	(240,000)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)

		—	(238,582)	—	(1,418)	—	(1,792,975)	(2,032,975)

Balance at December 31, 2016	￦	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities
Profit before income taxes		￦	1,470,666	891,774
Adjustments for:
Interest income	18		(37,192)	(58,872)
Interest expense	18		197,519	241,312
Dividend income	20		(1,646,139)	(1,063,347)
Net trading income	21		(488)	(1)
Provision for (reversal of) credit losses	7,22		(106)	2
Employee costs			4,969	3,766
Depreciation and amortization	23		498	640
Non-operating expense			75	46

			(1,480,864)	(876,454)
Changes in assets and liabilities:
Trading assets			323,059	(448,258)
Other assets			1,538	374
Liabilities for defined benefit obligations			(2,089)	(2,292)
Other liabilities			(1,792)	(6,761)

			320,716	(456,937)
Interest received			41,832	57,895
Interest paid			(200,452)	(240,172)
Dividend received			1,646,139	1,063,347

Net cash provided by operating activities			1,798,037	439,453

Cash flows from investing activities
Lending of loans			(505,000)	(5,000)
Collection of loans			805,000	107,500
Acquisition of property and equipment	8		(456)	(204)
Disposal of property and equipment			—	10
Acquisition of intangible assets	9		(1,504)	(86)
Disposal of intangible assets			1,400	75
Acquisition of investments in subsidiaries			(500,000)	—
Increase of other assets			(748)	—

Net cash provided by (used in) investing activities			(201,308)	102,295

Cash flows from financing activities
Issuance of hybrid bonds			—	199,455
Redemption of hybrid bonds			(240,000)	—
Redemption of preferred stock			(1,125,906)	—
Increase in borrowings			5,000	95,000
Repayments of borrowings			(5,000)	(97,500)
Issuance of debt securities			1,600,000	1,500,000
Redemption of debt securities issued			(1,660,000)	(1,310,000)
Debentures issuance cost paid			(2,587)	(2,447)
Dividends paid			(669,103)	(546,160)

Net cash used in financing activities			(2,097,596)	(161,652)

Net increase (decrease) in cash and cash equivalents			(500,867)	380,096
Cash and cash equivalents at beginning of year			500,906	120,810

Cash and cash equivalents at end of year	29	￦	39	500,906

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements and the investments of the Company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

2.	Basis of preparation (continued)

(e)	Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 8, 2017, which will be submitted for approval to shareholder’s meeting.

3.	Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a)	Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No.1027. The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(c)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(e)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(g)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(h)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(i)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j)	Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(k)	Capital stock

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l)	Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(n)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(o)	Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii) Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividend income

Dividend income is recognized when the right to receive income is authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(p)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(q)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning on or after January 1, 2017 or 2018, and the Company has not early adopted them.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial instruments: recognition and measurement. The Company plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

Main characteristics of K-IFRS No. 1109 are followings; classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, enlargement of hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under K-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Company’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under K-IFRS No. 1109.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description
Credit risk has not increased significantly since the initial recognition	12-month expected credit loss: Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss: Expected credit loss from possible default of financial products for the expected life of the financial products
Credit-impaired financial assets

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy formulation, accounting system development and the system test are necessary. Starting from November 2015, the Company has performed financial impact analysis and established accounting policies, and is developing accounting systems as of December 31, 2016. The Company plans to stabilize the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Company will hold and economic conditions at the time as well as accounting policy election and judgements that it will be made in the future. The Company plans to analyse financial impact once the system development process is completed.

ii) K-IFRS No. 1007, ‘Cash flow statement’

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The amendments are not expected to have a significant impact on the Company’s financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

iii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the potential impact on its separate financial statements resulting from the application of K-IFRS No. 1115.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group Co., Ltd and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the Company’s board of directors, sets the basic group wide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.	Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each subsidiary, and the Risk Management Committee and the Management Council of each subsidiary manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the Company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

4.	Financial risk management (continued)

iii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group-wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2016 and 2015 are as follows:

	2016		2015
Due from banks and loans(*1):
Banks	￦	42	500,815
Corporations		934,664	1,234,622

		934,706	1,735,437
Other financial assets(*1)(*2)		351,510	209,399

	￦	1,286,216	1,944,836

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise account receivables, accrued income, and guarantee deposits.

iii) Classification of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of December 31, 2016 and 2015 are as follows:

	2016
	Banks		Corporations	Total
Due from banks and loans(*) not impaired nor overdue	￦	42	935,000	935,042
Less: allowance		—	(336)	(336)

	￦	42	934,664	934,706

	2015
	Banks		Corporations	Total
Due from banks and loans(*) not impaired nor overdue	￦	500,909	1,235,000	1,735,909
Less: allowance		(94)	(378)	(472)

	￦	500,815	1,234,622	1,735,437

(*)	Credit quality of due from banks and loans was classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, the Company assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, the Company assumes and uses the following maturities for different assets and liabilities:

The results of interest rate gap analysis as of December 31, 2016 and 2015 are as follows:

	2016
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Interest-earning assets:
Due from banks	￦	—	—	—	—	—	—	—
Loans		—	200,000	—	55,000	680,000	—	935,000

		—	200,000	—	55,000	680,000	—	935,000

Interest-bearing liabilities:
Borrowings		—	—	—	5,000	—	—	5,000
Debt securities issued		100,000	200,000	300,000	480,000	4,750,000	760,000	6,590,000

	￦	100,000	200,000	300,000	485,000	4,750,000	760,000	6,595,000

Sensitivity gap	￦	(100,000)	—	(300,000)	(430,000)	(4,070,000)	(760,000)	(5,660,000)
Cumulative gap		(100,000)	(100,000)	(400,000)	(830,000)	(4,900,000)	(5,660,000)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Interest-earning assets:
Due from banks	￦	—	300,000	200,000	—	—	—	500,000
Loans		100,000	250,000	250,000	5,000	630,000	—	1,235,000

		100,000	550,000	450,000	5,000	630,000	—	1,735,000

Interest-bearing liabilities:
Borrowings		—	—	—	5,000	—	—	5,000
Debt securities issued		180,000	350,000	520,000	610,000	4,420,000	570,000	6,650,000

	￦	180,000	350,000	520,000	615,000	4,420,000	570,000	6,655,000

Sensitivity gap	￦	(80,000)	200,000	(70,000)	(610,000)	(3,790,000)	(570,000)	(4,920,000)
Cumulative gap		(80,000)	120,000	50,000	(560,000)	(4,350,000)	(4,920,000)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of December 31, 2016 and 2015 are as follows:

	2016
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Cash and due from banks	￦	42	—	—	—	—	—	42
Loans		1,999	204,328	4,267	63,533	711,815	—	985,942
Trading assets		195,026	—	—	—	—	—	195,026
Other financial assets		2,266	11,250	275,141	14,212	46,388	—	349,257

		199,333	215,578	279,408	77,745	758,203	—	1,530,267

Liabilities:
Borrowings		—	—	—	5,000	—	—	5,000
Debt securities issued		119,838	223,927	340,775	554,031	5,047,341	791,918	7,077,830
Other financial liabilities		14,658	18,835	25,763	—	53,445	—	112,701

		134,496	242,762	366,538	559,031	5,100,786	791,918	7,195,531

	￦	64,837	(27,184)	(87,130)	(481,286)	(4,342,583)	(791,918)	(5,665,264)

	2015
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Cash and due from banks	￦	909	300,000	200,000	—	—	—	500,909
Loans		104,265	258,847	258,872	17,067	647,764	—	1,286,815
Trading assets		517,597	—	—	—	—	—	517,597
Other financial assets		2,632	6,930	146,645	13,464	33,952	—	203,623

		625,403	565,777	605,517	30,531	681,716	—	2,508,944

Liabilities:
Borrowings		—	—	—	5,000	—	—	5,000
Debt securities issued		203,582	381,079	568,419	691,625	4,746,334	615,879	7,206,918
Other financial liabilities		12,842	14,726	27,199	95	39,322	—	94,184

		216,424	395,805	595,618	696,720	4,785,656	615,879	7,306,102

	￦	408,979	169,972	9,899	(666,189)	(4,103,940)	(615,879)	(4,797,158)

(*)	These amounts include cash flows of principal and interest on financial assets and liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2016 and 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	195,026	—	195,026

	2015
	Level 1		Level 2	Level 3	Total
Trading assets	￦	—	517,597	—	517,597

•	There was no transfer within level 1 and level 2 during the years ended December 31, 2016 and 2015.

•	The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2016 and 2015 are as follows:

Classification	Valuation techniques	Type	2016		2015	Inputs
Trading assets	Net asset valuation approach	Beneficiary certificates	￦	195,026	517,597	Price of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

ii)	The financial instruments measured at amortized cost

•	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow with the market interest rate reflecting credit risk, etc.

Borrowings and debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and fair value of the financial instruments measured at amortized cost as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans (corporate)	￦	934,664	909,893	1,234,622	1,250,818
Liabilities:
Borrowings		5,000	4,917	5,000	4,912
Debt securities issued in won		6,583,308	6,675,882	6,642,830	6,807,396

	￦	6,588,308	6,680,799	6,647,830	6,812,308

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2016 and 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	￦	—	—	909,893	909,893
Liabilities:
Borrowings		—	4,917	—	4,917
Debt securities issued in won		—	6,675,882	—	6,675,882

	￦	—	6,680,799	—	6,680,799

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	￦	—	—	1,250,818	1,250,818
Liabilities:
Borrowings		—	4,912	—	4,912
Debt securities issued in won		—	6,807,396	—	6,807,396

	￦	—	6,812,308	—	6,812,308

•	Information on valuation technique and inputs used at December 31, 2016 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	2016
	Valuation technique	Carrying value		Inputs
Assets:
Loans (corporate)	DCF(*1)	￦	934,664	Discount rate
Liabilities:
Borrowings	“		5,000	“
Debt securities issued in won	“		6,583,308	“

		￦	6,588,308

(*1)	DCF: Discounted cash flow

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Company’s valuation methodologies, which are described in Note 4.(e) Measurement for the fair value of financial instruments. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2016 and 2015 are as follows:

	2016
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	￦	—	42	—
Trading assets		195,026	—	—
Loans		—	934,664	—
Other		—	351,510	—

	￦	195,026	1,286,216	—

Liabilities:
Borrowings	￦	—	—	5,000
Debt securities issued		—	—	6,583,308
Other		—	—	135,267

	￦	—	—	6,723,575

	2015
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
	Trading assets
Assets:
Due from banks	￦	—	500,815	—
Trading assets		517,597	—	—
Loans		—	1,234,622	—
Other		—	209,399	—

	￦	517,597	1,944,836	—

Liabilities:
Borrowings	￦	—	—	5,000
Debt securities issued		—	—	6,642,830
Other		—	—	122,662

	￦	—	—	6,770,492

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(g)	Comprehensive income by categories

Comprehensive income by categories of financial instruments for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Net profit or loss					Other comprehensive income
	Interest income /expense(*)		Reversal of (provision for) credit losses	Other	Total
Trading assets	￦	—	—	9,774	9,774	—
Loans		37,192	106	—	37,298	—
Financial liabilities measured at amortized cost	￦	(197,519)	—	—	(197,519)	—

	2015
	Net profit or loss					Other comprehensive income
	Interest income /expense(*)		Reversal of (provision for) credit losses	Other	Total
Trading assets	￦	—	—	9,706	9,706	—
Loans		58,872	(2)	—	58,870	—
Financial liabilities measured at amortized cost	￦	(241,312)	—	—	(241,312)	—

(*)	Calculated by using the effective interest method

(h)	Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio as “total liability divided by total equity subtracting regulatory reserve for credit loss’, and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss’, for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

5.	Due from banks

(a)	Due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015
Due from banks in won
Deposits	￦	—	500,000
Other financial institution deposits		42	909

		42	500,909
Less: allowance		—	(94)

	￦	42	500,815

(b)	Restricted guaranteed deposits on bank accounts as of December 31, 2016 and 2015 are as follows:

	2016		2015
Other financial institution deposits	￦	3	3

6.	Trading assets

Trading assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Beneficiary certificates	￦	195,026	517,597

7.	Loans

(a)	Loans as of December 31, 2016 and 2015 comprise the following:

	2016		2015
Loans (corporate)	￦	935,000	1,235,000
Less: allowance		(336)	(378)

	￦	934,664	1,234,622

(b)	Changes in allowance for credit losses for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Loans		Others(*)	Total
Beginning balance	￦	378	137	515
Reversal of credit losses		(42)	(64)	(106)

Ending balance	￦	336	73	409

	2015
	Loans		Others(*)	Total
Beginning balance	￦	417	96	513
Provision for (reversal of) credit losses		(39)	41	2

Ending balance	￦	378	137	515

(*)	Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

8.	Property and equipment

(a)	Property and equipment as of December 31, 2016 and 2015 are as follows:

	2016
	Acquisition cost		Accumulated depreciation	Carrying value
Furniture and fixtures	￦	3,295	(2,623)	672
Other tangible assets		4,485	(4,280)	205

	￦	7,780	(6,903)	877

	2015
	Acquisition cost		Accumulated depreciation	Carrying value
Furniture and fixtures	￦	2,886	(2,418)	468
Other tangible assets		4,438	(4,138)	300

	￦	7,324	(6,556)	768

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Furniture and fixtures		Other	Total
Beginning balance	￦	468	300	768
Acquisition		408	47	455
Disposal		—	—	—
Depreciation		(204)	(142)	(346)

Ending balance	￦	672	205	877

	2015
	Furniture and fixtures		Other	Total
Beginning balance	￦	622	407	1,029
Acquisition		80	61	141
Disposal		(19)	—	(19)
Depreciation		(215)	(168)	(383)

Ending balance	￦	468	300	768

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

9.	Intangible assets

(a)	Intangible assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Membership	￦	5,407	4,052
Software		252	331

	￦	5,659	4,383

(b)	Changes in intangible assets for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment losses(*)	Ending Balance
Membership	￦	4,052	1,430	—	—	(75)	5,407
Software		331	73	—	(152)	—	252

	￦	4,383	1,503	—	(152)	(75)	5,659

	2015
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment losses(*)	Ending Balance
Membership	￦	5,561	—	(1,507)	—	(2)	4,502
Software		532	56	—	(257)	—	331

	￦	6,093	56	(1,507)	(257)	(2)	4,383

(*)	The Company recognized impairment losses from golf and condo memberships with indefinite useful lives for the difference between recoverable amounts and carrying amounts.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

10.	Investments in subsidiaries

Investments in subsidiaries as of December 31, 2016 and 2015 are as follows:

Investees	Location	Reporting date
Shinhan Bank Co.,Ltd.	Korea	December 31
Shinhan Card Co.,Ltd.	”	”
Shinhan Investment Corp.	”	”
Shinhan Life Insurance Co.,Ltd.	”	”
Shinhan Capital Co.,Ltd.	”	”
Jeju Bank	”	”
Shinhan BNP Paribas Asset Management Co.,Ltd.	”	”
Shinhan Private Equity Inc.	”	”
Shinhan Credit Information Co.,Ltd.	”	”
SHC Management Co.,Ltd.	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	”
Shinhan AITAS Co.,Ltd.	”	”

	2016			2015
Investees	Ownership percentage (%)	Carrying value		Ownership percentage (%)	Carrying value
Shinhan Bank Co.,Ltd.	100.0	￦	13,617,579	100.0	￦	13,617,579
Shinhan Card Co.,Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.(*1)	100.0		2,341,420	100.0		1,841,420
Shinhan Life Insurance Co.,Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co.,Ltd.	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas Asset Management Co.,Ltd.	65.0		91,565	65.0		91,565
Shinhan Private Equity Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co.,Ltd.	100.0		15,385	100.0		15,385
SHC Management Co.,Ltd.	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co.,Ltd.	99.8		50,092	99.8		50,092

		￦	25,703,159		￦	25,203,159

(*1)	The Company invested in Shinhan Investment Corp. by ￦500 billion in 2016.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Other assets

Other assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Guarantee deposits	￦	14,212	13,464
Discount		(228)	(17)
Accounts receivable (Note 24)		335,045	188,567
Accrued income		2,554	7,428
Advance payments		351	136
Sundry assets		12	12

		351,946	209,590
Less: allowance		(73)	(43)

	￦	351,873	209,547

12.	Borrowings

Details of borrowings as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings in won (Commercial papers)	1.89	￦	5,000	2.09	￦	5,000

13.	Debt securities issued

Debt securities issued as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	1.44~3.99	￦	6,590,000	1.75~4.77	￦	6,650,000
Discount			(6,692)			(7,170)

		￦	6,583,308		￦	6,642,830

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

14.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	￦	17,157	14,984
Fair value of plan assets		(12,999)	(11,129)

Recognized liabilities for defined benefit obligations	￦	4,158	3,855

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	14,984	(11,129)	3,855
Recognized in profit or loss
Current service costs		1,885	—	1,885
Interest expense (income)		412	(311)	101

		2,297	(311)	1,986

Recognized in other comprehensive income:
Remeasurements loss (gain):
- Actuarial losses (gains) arising from:
Demographic assumptions		—	—	—
Financial assumptions		(464)	—	(464)
Experience adjustment		820	—	820
- Return on plan assets excluding interest income		—	171	171

		356	171	527

Other:
Benefits paid by the plan		(2,595)	687	(1,908)
Contributions paid into the plan		—	(2,417)	(2,417)
Succession		2,115	—	2,115

		(480)	(1,730)	(2,210)

Ending balance	￦	17,157	(12,999)	4,158

(*)	Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

14.	Employee benefits (continued)

	2015
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	14,955	(10,453)	4,502
Recognized in profit or loss
Current service costs		2,029	—	2,029
Interest expense (income)		479	(342)	137

		2,508	(342)	2,166

Recognized in other comprehensive income :
Remeasurements loss (gain) :
- Actuarial losses (gains) arising from :
Demographic assumptions		(319)	—	(319)
Financial assumptions		854	—	854
Experience adjustment		(1,096)	—	(1,096)
- Return on plan assets excluding interest income		—	183	183

		(561)	183	(378)

Other :
Benefits paid by the plan		(2,927)	465	(2,462)
Contributions paid into the plan		—	(982)	(982)
Succession		1,009	—	1,009

		(1,918)	(517)	(2,435)

Ending balance	￦	14,984	(11,129)	3,855

(*)	Profit or loss arising from defined benefit plans is included in general and administrative expenses.
(c)	The Company’s plan assets as of December 31, 2016 and 2015 are completely deposits.
(d)	Actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016	2015	Description
Discount rate	2.85%	2.79%	AA corporate bond yields
Future salary increasing rate	2.50% + Upgrade rate	2.92% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

14.	Employee benefits (continued)

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2016 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	The present value of defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	￦	15,766	18,743
Future salary increasing rate (1%p movement)		18,735	15,747

(f)	As of December 31, 2016 and 2015, the weighted-average duration of the defined benefit obligation are 8.36 and 8.31 years, respectively.

15.	Other liabilities

Other liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Accounts payable	￦	31,646	31,124
Accrued expense (Note 24)		96,088	81,971
Income taxes payable		249,377	118,810
Dividends payable		7,533	9,567
Unearned income		87	95
Taxes withheld		549	1,249

	￦	385,280	242,816

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Equity

(a)	Equity as of December 31, 2016 and 2015 are as follows:

	2016		2015
Capital stock
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		498,316	736,898
Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Capital adjustments		(1,418)	—
Accumulated other comprehensive loss		(4,901)	(4,501)
Retained earnings
Legal reserve(*)		1,845,691	1,756,387
Regulatory reserve for loan loss		9,144	8,479
Unappropriated retained earnings		5,731,134	6,143,828

		7,585,969	7,908,694

	￦	20,217,861	20,780,986

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

(b)	Capital stock

Capital stock of the Company as of December 31, 2016 and 2015 is as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587

On April 21, 2016, the Company redeemed all of its Series 12 redeemable preferred stock (11,100,000 shares) through profit redemption pursuant to the redemption conditions established at the issuance of the stock. Accordingly, the capital stock does not match to the total amount of the par value for preferred stock issued. As of December 31, 2016, there is no outstanding redeemable preferred stock.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Equity (continued)

(c)	Hybrid bond

Hybrid bond classified as other equity instrument as of December 31, 2016 and 2015 is as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	￦	—	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			￦	498,316	736,898

The hybrid bonds above can be repaid at par value early after 5 years from date of issuance, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid. On October 24, 2016, the Company exercised early redemption to all of the 1st hybrid bonds that are past 5 years or more from the date of issuance.

(d)	Capital adjustments

Changes in accumulated capital adjustments for the years ended December 31, 2016 and 2015 were as follows:

	2016
Beginning balance	￦	—
Loss on redemption of hybrid bonds		(1,418)

Ending balance	￦	(1,418)

(e)	Accumulated other comprehensive

Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Beginning balance	￦	(4,501)	(4,788)
Remeasurements of the defined benefit liabilities		(527)	378
Tax effect		127	(91)

Ending balance	￦	(4,901)	(4,501)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Equity (continued)

(f)	Appropriation of retained earnings

Separate statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Unappropriated retained earnings:
Balance at beginning of year	￦	5,422,880	5,285,274
Redemption of preferred stock		(1,125,906)	—
Dividend to hybrid bonds		(36,091)	(34,488)
Net income		1,470,250	893,041

		5,731,133	6,143,827
Reversal of regulatory reserve for loan losses		3,191	—

		5,734,324	6,143,827

Appropriation of retained earnings:
Legal reserve		147,025	89,304
Dividends
Dividends on common stocks paid		687,589	569,040
Dividends on preferred stocks paid		—	61,938
Regulatory reserve for loan losses		—	665
Voluntary reserve (Loss compensation reserve)		2,000	—
Loss on redemption of hybrid bonds		1,418	—

		838,032	720,947

Unappropriated retained earnings to be carried over to subsequent year	￦	4,896,292	5,422,880

Date of appropriation:		March 23, 2017	March 24, 2016

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Equity (continued)

(g)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Holding Companies, the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by Regulations for the Supervision of Financial Holding Companies at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Beginning balance	￦	9,144	8,479
Planned regulatory reserve for (reversal of) loan losses		(3,191)	665

Ending balance	￦	5,953	9,144

ii)	Profit for the year and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Profit for the year	￦	1,470,250	893,041
Adjustment for regulatory reserve for loan losses		3,191	(665)

Profit for the year after adjusted for regulatory reserve	￦	1,473,441	892,376

Basic and diluted earnings per share in won adjusted for regulatory reserve(*)	￦	2,991	1,679

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

17.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2016 and 2015 are as follows:

	2016(*)		2015
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,450	1,200

Dividends	￦	687,589	569,040

Dividend rate per share		29.0%	24.0

(*)	The amount of dividends proposed or declared before the financial statements were authorized for issue but not recognized as a distribution to owners during the year, and the related amount per share.

(b)	As of December 31, 2016, there are no outstanding redeemable preferred stocks and there are no dividends on preferred stocks to be paid by the Company as an appropriation of retained earnings.

Dividends recognized as distributions to preferred stockholders for the years ended December 31, 2015 are as follows:

	2015
	Total shares outstanding	Dividend per share in won		Total dividend	Price per share in won	Dividend rate
Redeemable preferred stock Series 12	11,100,000	￦	5,580	61,938	100,000	5.58%

(c)	Dividend for hybrid bond for the years ended December 31, 2016 and 2015 were calculated as follows:

	2016		2015
Amount of hybrid bond	￦	500,000	740,000
Interest rate		4.38~5.8%	4.38~5.8

Dividend	￦	36,091	34,488

(*)	The dividends of hybrid bonds that were early redeemed during the period is included.

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2016 and 2015.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

18.	Net interest expense

Net interest expense for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Interest income:
Due from banks	￦	1,652	2,375
Loans		35,314	56,211
Others		226	286

		37,192	58,872

Interest expense:
Borrowings in won		(104)	(225)
Debt securities issued in won		(194,486)	(241,087)
Others		(2,929)	—

		(197,519)	(241,312)

Net interest expense	￦	(160,327)	(182,440)

19.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Fees and commission income:
Royalty	￦	46,702	70,014
Other		11	10

		46,713	70,024

Fees and commission expense:
Other		(167)	(121)

Net fees and commission income	￦	46,546	69,903

20.	Dividend income

Dividend income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Dividends from subsidiaries	￦	1,646,139	1,063,347

21.	Net trading income

Net trading income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Securities
Gain on valuation	￦	488	1
Gain on sale		9,286	9,705

	￦	9,774	9,706

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

22.	Provision for (reversal of) credit losses

Provision for (reversal of) credit losses for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Provision for (reversal of) credit losses	￦ (106)	2

23.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Salaries:
Salary expenses and bonuses	￦	29,582	27,508
Severance benefits		1,987	2,166

		31,569	29,674
Rent		1,893	1,919
Entertainment		1,512	1,634
Depreciation		346	383
Amortization		152	257
Taxes and dues		574	679
Advertising		23,263	20,959
Others		12,080	12,918

	￦	71,389	68,423

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

24.	Share-based payments

(a)	Stock options granted as of December 31, 2016 are as follows:

	4th grant(*1)(*2)		5th grant(*1)(*2)		6th grant(*1)(*2)	7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won		￦ 28,006		￦ 38,829	￦ 54,560	￦ 49,053
Number of shares granted		2,695,200		3,296,200	1,301,050	808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2016		102,389		108,356	58,764	45,628
Exercised		—		—	—	—

Balance at December 31, 2016		102,389		108,356	58,764	45,628

Fair value per share in won	￦	17,244	￦	6,421	—	—

(*1)	The equity instruments granted are fully vested as of December 31, 2016. The weighted average exercise price for 315,137 stock options outstanding at December 31, 2016 is ￦39,726.
(*2)	As of December 31, 2016, the exercise of the remaining stock options (4th, 5th, 6th and 7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

24.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2016 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period(*1)	4 or 5 years

Estimated number of shares vested at December 31, 2016	277,418	1,157,390

Fair value per share in won	￦ 45,926 ￦ 47,376 ￦ 40,889 and ￦ 45,766(*2)	￦ 45,250

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	￦45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013, ￦47,376 for the shares that are vested at December 31, 2014, ￦40,889 for the shares that are vested at December 31, 2015, ￦45,766 for the shares that are vested at December 31, 2016.

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

24.	Share-based payments (continued)

(c)	Share-based compensation costs

Share-based compensation costs for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Employees of
	Shinhan Financial Group		Subsidiaries(*)	Total
Stock options granted:
4th	￦	51	533	584
5th		36	582	618
6th		—	—	—
7th		—	—	—

Performance share		2,890	23,845	26,735

	￦	2,977	24,960	27,937

(*)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2016, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ￦59,904 million.

	2015
	Employees of
	Shinhan Financial Group		Subsidiaries(*)	Total
Stock options granted:
4th	￦	(44)	(458)	(502)
5th		(31)	(500)	(531)
6th		—	—	—
7th		(4)	(15)	(19)

Performance share		1,599	13,878	15,477

	￦	1,520	12,905	14,425

(*)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2015, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ￦41,079 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

24.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2016 and 2015 are as follows:

	2016
	Employees of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—

Performance share		7,433	57,638	65,071

	￦	7,629	59,904	67,533

The intrinsic value of share-based payments is ￦67,533 million as of December 31, 2016. For calculating, the quoted market price ￦45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2015
	Employees of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	￦	103	1,079	1,182
5th		5	73	78
6th		—	—	—
7th		—	—	—

Performance share		5,539	39,927	45,466

	￦	5,647	41,079	46,726

The intrinsic value of share-based payments is ￦46,726 million as of December 31, 2015. For calculating, the quoted market price ￦39,550 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

25.	Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2016 and 2015 were as follows;

	2016		2015
Non-operating income:
Other	￦	418	392
Non-operating expense:
Impairment losses on intangible assets		(75)	(12)
Donations and contributions		(526)	(656)
Other		—	(41)

		(601)	(709)

	￦	(183)	(317)

26.	Operating revenue

Operating revenue for the years ended December 31, 2016 and 2015 were as follows.

	2016		2015
Dividend income	￦	1,646,139	1,063,347
Fees and commission income		46,713	70,024
Interest income		37,192	58,872
Gains on financial assets held for trading		9,774	9,706
Reversal of credit losses		106	—

	￦	1,739,924	1,201,949

27.	Income taxes

(a)	Income tax expense (benefit) for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Current income tax expense	￦	—	—
Temporary differences		289	(1,175)
Income tax recognized in other comprehensive income		127	(92)

Income tax expense (benefit)	￦	416	(1,267)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

27.	Income taxes (continued)

(b)	Income tax expense (benefit) calculated by applying statutory tax rates to the company’s taxable income differs from the actual income tax expense (benefit) in the separate statements of comprehensive income for the years ended December 31, 2016 and 2015 for the following reasons:

	2016		2015(*)
Profit before income taxes	￦	1,470,666	891,774
Income taxes at statutory tax rates		355,901	215,809
Adjustment:
Non-taxable income		(364,772)	(220,280)
Non-deductible expense		1,187	541
Other		8,100	2,663

Income tax expense (benefit)	￦	416	(1,267)

Effective income tax rate		0.03%	—

(*)	Effective income tax rate is not calculated due to income tax benefit

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Beginning balance		Net income effect	Other comprehensive income effect	Ending balance
Trading assets	￦	—	(117)	—	(117)
Accumulated depreciation		(3)	(2)	—	(5)
Allowances		115	(33)	—	82
Defined benefit obligation		3,491	394	86	3,971
Plan assets		(2,565)	(404)	41	(2,928)
Share-based payment		26	21	—	47
Accrued expenses		2,330	330	—	2,660
Other		1,202	(605)	—	597

	￦	4,596	(416)	127	4,307

	2015
	Beginning balance		Net income effect	Other comprehensive income effect	Ending balance
Trading assets	￦	(26)	26	—	—
Accumulated depreciation		8	(11)	—	(3)
Allowances for credit losses		(1,774)	1,889	—	115
Defined benefit obligation		3,301	326	(136)	3,491
Plan assets		(2,345)	(264)	44	(2,565)
Share-based payment		45	(19)	—	26
Accrued expenses		3,053	(723)	—	2,330
Other		1,159	43	—	1,202

	￦	3,421	1,267	(92)	4,596

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

27.	Income taxes (continued)

(d)	The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Tax loss carry forward(*)	￦	99,449	99,449
Other accumulated temporary differences		15	40

	￦	99,464	99,489

(*)	The expectation on extinction of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	99,449

(e)	There are no deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2016.

(f)	The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2016 and 2015 are as follows:

	2016		2015
Deferred tax assets	￦	7,357	7,164
Deferred tax liabilities		(3,050)	(2,568)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Earning per Share

Basic and diluted earnings per share for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Net profit for the year	￦	1,470,250	893,041
Less:
Dividends on preferred stock(*)		18,836	61,938
Hybrid bond		36,091	34,488

		54,927	96,426

Net profit available for common stock		1,415,323	796,615
Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	2,985	1,680

(*)	The amount in the current period is the additionally paid amount based on the contractual dividend rate for the period from the beginning of the period to the day before the redemption date according to the redemption conditions of the redeemable preferred stocks.

29.	Statement of cash flows

(a)	Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2016 and 2015 are as follows:

	2016		2015
Due from banks with a short maturity of three months or less from date of acquisition	￦	39	500,906

(b)	Significant non-cash activities for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Share-based payments granted to the employees of subsidiaries	￦	18,825	5,370
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		275,141	146,009

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Related party transactions

(a)	Significant transactions with the related parties for the years ended December 31, 2016 and 2015 were as follows:

Related party	Account	2016		2015
Revenue:
Shinhan Bank Co.,Ltd.	Interest income	￦	1,751	2,429
”	Fees and commission income		29,893	45,368
”	Dividend income		650,000	450,000
”	Reversal of credit losses		73	—
Shinhan Card Co.,Ltd.	Interest income		15,132	31,217
”	Fees and commission income		9,084	13,679
”	Dividend income		900,027	550,121
”	Reversal of credit losses		25	24
”	Other non-operating income		5	4
Shinhan Investment Corp.	Interest income		5,538	8,181
”	Fees and commission income		3,683	5,193
”	Dividend income		68,100	30,000
”	Reversal of credit losses		80	—
Shinhan Life Insurance Co.,Ltd.	Fees and commission income		2,312	3,289
”	Dividend income		5,000	10,000
Shinhan Capital Co.,Ltd.	Interest income		14,230	16,884
”	Fees and commission income		900	1,271
”	Dividend income		7,643	5,192
”	Reversal of credit losses		—	14
Jeju Bank	Fees and commission income		464	680
”	Dividend income		1,524	1,524
Shinhan Credit Information Co.,Ltd.	Fees and commission income		23	33
”	Reversal of credit losses		—	1
Shinhan Private Equity Inc.	Interest income		105	161
”	Fees and commission income		14	21
”	Reversal of credit losses		—	4
Shinhan BNP Paribas Asset Management Co.,Ltd.	Fees and commission income		115	178
”	Dividend income		13,845	16,510
Shinhan Data System	Fees and commission income		17	23
Shinhan AITAS Co.,Ltd.	Fees and commission income		56	71
Shinhan Savings Bank	Interest income		436	—
”	Fees and commission income		152	218

		￦	1,730,227	1,192,290

Expense:
Shinhan Bank Co.,Ltd.	General and administrative expenses	￦	2,011	2,054
”	Provision for credit losses		—	43
Shinhan Card Co.,Ltd.	General and administrative expenses		31	10
Shinhan Investment Corp.	Interest expenses		403	560
”	General and administrative expenses		90	110
”	Provision for credit losses		—	2
Shinhan Life Insurance Co.,Ltd.	General and administrative expenses		18	17
Shinhan Capital Co.,Ltd.	Provision for credit losses		3	—
Shinhan Data System	General and administrative expenses		973	952
Shinhan Savings Bank	Provision for credit losses		69	—

		￦	3,598	3,748

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Related party transactions (continued)

(b)	Significant balances with the related parties as of December 31, 2016 and 2015 are as follows:

Creditor	Debtor	Account	2016		2015
Assets:
Shinhan Financial Group Co.,Ltd.	Shinhan Bank Co.,Ltd.	Due from banks	￦	42	500,815
”	”	Other assets		166,162	57,879
”	Shinhan Card Co.,Ltd.	Loans		449,916	599,888
”	”	Other assets		138,838	120,194
”	Shinhan Investment Cop.	Loans		—	199,918
”	”	Other assets		24,105	17,759
”	Shinhan Life Insurance Co.,Ltd.	Other assets		7,789	5,237
”	Shinhan Capital Co.,Ltd.	Loans		429,823	429,823
”	”	Other assets		10,258	3,727
”	Shinhan BNP Paribas Asset Management Co.,Ltd	Other assets		876	383
”	Jeju Bank	Other assets		1,619	1,135
”	Shinhan Credit Information Co.,Ltd.	Other assets		379	499
”	Shinhan Private Equity Inc.	Loans		4,993	4,993
”	”	Other assets		—	21
”	Shinhan Data System	Other assets		682	766
”	Shinhan AITAS Co.,Ltd.	Other assets		208	—
”	Shinhan Savings Bank	Loans		49,932	—
”	”	Other assets		821	335

			￦	1,286,443	1,943,372

Liabilities:
Shinhan Bank Co.,Ltd.	Shinhan Financial Group Co.,Ltd	Other liabilities	￦	—	47
Shinhan Card Co.,Ltd.	”	Other liabilities		276	362
Shinhan Investment Corp.	”	Other liabilities		—	4
Shinhan Life Insurance Co.,Ltd.	”	Other liabilities		25,532	22,265
Shinhan Capital Co.,Ltd.	”	Other liabilities		—	4,934
Shinhan Credit Information Co.,Ltd.	”	Other liabilities		23	—
Shinhan Private Equity Inc.	”	Other liabilities		94	95
Shinhan Data System	”	Other liabilities		174	—
Shinhan Savings Bank	”	Other liabilities		27	—

			￦	26,126	27,707

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Related party transactions (continued)

(c)	Compensation to key management personnel for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Salaries	￦	3,460	4,051
Severance benefits		34	74
Share-based payments(*)		1,954	1,197

	￦	5,448	5,322

(*)	Expenses recognized during the vesting period under the agreement on share-based payments

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Financial Group Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2016. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2016. We did not review the Company’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

March 8, 2017

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2016 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of Shinhan Financial Group Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACCT”) of Shinhan Financial Group Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2016.

The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

Yim, Bo Hyuk, Internal Accounting Control Officer

/s/ Yim, Bo Hyuk

Han, Dong Woo, Chief Executive Officer

/s/ Han, Dong Woo

February 13, 2017